                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of November, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F   X     Form 40-F
                                    -----             -----

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes         No   X
                                   -----      -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2003 AND 2002
TOGETHER WITH INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

           English Translation of a Report Originally Issued in Korean




To the Shareholders and Board of Directors of Korea Electric Power Corporation

We have reviewed the accompanying non-consolidated balance sheet of Korea Electric Power Corporation (the "Company") as of September 30, 2003 and the related non-consolidated statements of income and cash flows for the three-month and nine-month periods ended September 30, 2003 and the non-consolidated statements of income for the three-month and nine-month periods ended September 30, 2002, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We were furnished with the report of other accountants on their review of the financial statements of Korea Hydro & Nuclear Power Co., Ltd. and Korea South-East Power Co., Ltd.. The investments on these companies constituted 22.9 percent of the total non-consolidated assets as of September 30, 2003 and gain on valuation using the equity method constituted 29.0 percent of non-consolidated income before income tax for the nine-month period then ended.

We conducted our review in accordance with standards established by Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review and the reports of other accountants, we are not aware of any material modifications that should be made to such financial statements referred above, for them to be in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and the Financial Accounting Standards in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2002, which is presented in this report, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein); and in our report dated February 7, 2003, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2002 is fairly stated, in all material respects, in relation to the non-consolidated balance sheet from which it has been derived.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As discussed in Note 17, sales and purchases to and from related parties, including the six power generation subsidiaries, amounted to KRW263,574 million and KRW11,013,997 million, respectively, for the nine-month period ended September 30, 2003 and KRW255,132 million and KRW9,988,924 million, respectively, for the nine-month period ended September 30, 2002. Related receivables and payables amounted to KRW14,106 million and KRW966,465 million, respectively, as of September 30, 2003 and KRW31,954 million and KRW1,172,012 million, respectively, as of December 31, 2002.

As discussed in Note 1, the Company has been considering the gradual privatization of the Company's power generation subsidiaries and distribution business, in accordance with the Restructuring Plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

As discussed in Note 2, in 2003, the Company adopted Statements of Korean Accounting Standards ("SKAS") No. 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial statements, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of financing cost, investments in securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 - "Events Occurring After the Balance Sheet Date", shareholders' equity increased and current liabilities decreased by KRW511,350 million as of December 31, 2002.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. The Company's financial statements are prepared in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises as well as generally accepted accounting principles in the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, review standards and their application in practice as well as the Korea Electric Power Corporation Act and the Accounting Regulations for Government Invested Enterprises.





Anjin & Co.
(An Associate Member Firm of Deloitte Touche Tohmatsu)

Seoul, Korea
October 31, 2003

                        KOREA ELECTRIC POWER CORPORATION

                         NON-CONSOLIDATED BALANCE SHEETS

                 AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
                  (See Independent Accountants' Review Report)


                                                                                                           Translation into
                                                                        Korean Won                       U.S. Dollars (Note 2)
                                                              -------------------------------       ------------------------------
                                                                   2003             2002                2003               2002
                                                              -------------     -------------       -----------        -----------
                                                                       (In millions)                         (In thousands)
                    ASSETS

Property, Plant and Equipment (Notes 3 and 5):
  Utility plant                                               KRW35,861,865     KRW34,432,036       $31,178,808        $29,935,695
  Less: accumulated depreciation                                 (7,088,363)       (5,939,624)       (6,162,722)        (5,163,992)
        construction grants                                      (2,595,336)       (2,321,138)       (2,256,421)        (2,018,030)
                                                              -------------     -------------       -----------        -----------
                                                                 26,178,166        26,171,274        22,759,665         22,753,673
  Construction in-progress                                        2,888,198         1,986,138         2,511,040          1,726,776
                                                              -------------     -------------       -----------        -----------
                                                                 29,066,364        28,157,412        25,270,705         24,480,449
                                                              -------------     -------------       -----------        -----------
Investments and others:
  Investment securities (Note 6)                                 23,570,646        22,239,278        20,492,650         19,335,140
  Long-term loans (Note 7)                                          144,455           128,656           125,591            111,855
  Long-term other account receivables                               394,244           388,924           342,761            338,136
  Currency and interest rate swaps (Note 13)                        338,152           320,641           293,994            278,770
  Intangibles (Note 4)                                               89,190            94,874            77,543             82,485
  Other non-current assets (Note 12)                                134,713           130,074           117,121            113,088
                                                              -------------     -------------       -----------        -----------
                                                                 24,671,400        23,302,447        21,449,660         20,259,474
                                                              -------------     -------------       -----------        -----------
Current assets:
  Cash and cash equivalents (Note 12)                               779,954           610,056           678,102            530,391
  Trade receivables, net of allowance for
   doubtful accounts of KRW26,693 million in
   2003 and KRW21,588 million in 2002
   (Notes 12 and 17)                                              1,474,444         1,400,411         1,281,902          1,217,537
  Other account receivables, net of allowance for
   doubtful accounts of KRW 3,559 million in
   2003 and KRW 3,007 million in 2002
   (Notes 12 and 17)                                                215,686           228,101           187,520            198,314
  Short-term financial instruments                                   79,000            79,000            68,684             68,684
  Short-term loans (Note 7)                                           9,110             8,450             7,920              7,347
  Inventories (Note 8)                                               69,867            65,217            60,743             56,701
  Other current assets (Note 6)                                     122,264            94,519           106,300             82,175
                                                              -------------     -------------       -----------        -----------
                                                                  2,750,325         2,485,754         2,391,171          2,161,149
                                                              -------------     -------------       -----------        -----------
      Total Assets                                            KRW56,488,089     KRW53,945,613       $49,111,536        $46,901,072
                                                              =============     =============       ===========        ===========

(continued)

                        KOREA ELECTRIC POWER CORPORATION

                 AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
                  (See Independent Accountants' Review Report)

                                                                                                             Translation into
                                                                              Korean Won                   U.S. Dollars (Note 2)
                                                                    -------------------------------   ------------------------------
                                                                        2003               2002           2003               2002
                                                                    -------------     -------------   -----------        -----------
                                                                             (In millions)                    (In thousands)
SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity (Notes 6 and 9):
  Common stock                                                      KRW 3,200,504     KRW 3,200,504   $ 2,782,563        $ 2,782,563
  Capital surplus                                                      14,314,075        14,311,579    12,444,857         12,442,687
  Retained earnings
    Appropriated                                                       17,899,940        15,351,474    15,562,459         13,346,787
    Unappropriated (Net income of KRW2,289,056
     million for the nine-month period ended
     September 30, 2003 and KRW3,059,815
     million for the year ended December 31, 2002)                      2,289,056         3,059,815     1,990,138          2,660,246
  Capital adjustments                                                    (175,352)           35,707      (152,453)            31,044
                                                                    -------------     -------------   -----------        -----------
     Total Shareholders' Equity                                        37,528,223        35,959,079    32,627,564         31,263,327
                                                                    -------------     -------------   -----------        -----------

Long-term liabilities:
  Long-term debt (Note 10)                                              8,570,417         9,973,313     7,451,241          8,670,938
  Accrued severance indemnities, net                                      281,697           226,609       244,911            197,017
  Reserve for self insurance                                               81,882            82,537        71,189             71,759
  Currency and interest rate swaps (Note 13)                              355,749           468,900       309,293            407,668
  Financial lease liabilities (Note 11)                                       934             4,993           812              4,341
  Deferred income tax liabilities (Note 16)                             1,635,660         1,354,128     1,422,066          1,177,298
  Other long-term liabilities                                             322,533           325,533       280,414            283,023
                                                                    -------------     -------------   -----------        -----------
                                                                       11,248,872        12,436,013     9,779,926         10,812,044
                                                                    -------------     -------------   -----------        -----------
Current liabilities:
  Trade payables (Note 17)                                              1,055,362         1,238,749       917,547          1,076,986
  Other accounts payable (Note 17)                                        412,342           552,350       358,496            480,221
  Current portion of long-term debt (Note 10)                           4,856,599         2,454,722     4,222,395          2,134,170
  Current portion of financial lease liabilities (Note 11)                  5,610             8,538         4,877              7,423
  Income tax payable                                                      614,091           682,777       533,899            593,616
  Accrued expenses                                                        185,024           166,144       160,862            144,448
  Dividends payable                                                         1,743             2,153         1,515              1,872
  Other current liabilities                                               580,223           445,088       504,455            386,965
                                                                    -------------     -------------   -----------        -----------
                                                                        7,710,994         5,550,521     6,704,046          4,825,701
                                                                    -------------     -------------   -----------        -----------
     Total Liabilities                                                 18,959,866        17,986,534    16,483,972         15,637,745
                                                                    -------------     -------------   -----------        -----------
     Total Shareholders' Equity and Liabilities                     KRW56,488,089     KRW53,945,613   $49,111,536        $46,901,072
                                                                    =============     =============   ===========        ===========

        See accompanying notes to non-consolidated financial statements.

                         KOREA ELECTRIC POWER CORPORATION

                      NON-CONSOLIDATED STATEMENTS OF INCOME

  FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
                  (See Independent Accountants' Review Report)


                                                                                        Korean Won
                                                             -------------------------------------------------------------------
                                                                         2003                                 2002
                                                             -------------------------------     -------------------------------
                                                             Three-month        Nine-month        Three-month       Nine-month
                                                             ------------      -------------     ------------      -------------
                                                                           (In millions, except per share amounts)
OPERATING REVENUES (Note 17):
  Sale of electricity                                        KRW6,033,825      KRW16,585,895     KRW5,798,142      KRW15,472,247
  Other operating revenues                                         83,979            240,014           83,991            241,031
                                                             ------------      -------------     ------------      -------------
                                                                6,117,804         16,825,909        5,882,133         15,713,278
                                                             ------------      -------------     ------------      -------------

OPERATING EXPENSES (Notes 14, 15, 17 and 19):
  Power generation, transmission, distribution                    895,111          2,484,204          856,003          2,295,850
  Purchased power                                               3,756,697         11,684,532        3,625,871         10,602,076
  Other operating costs                                            83,287            238,692           83,072            237,479
  Selling and administrative expenses                             251,705            689,393          264,092            669,575
                                                             ------------      -------------     ------------      -------------
                                                                4,986,800         15,096,821        4,829,038         13,804,980
                                                             ------------      -------------     ------------      -------------

OPERATING INCOME                                                1,131,004          1,729,088        1,053,095          1,908,298

OTHER INCOME (EXPENSES):
  Interest income                                                   9,934             29,529            5,159             17,073
  Interest expense                                               (170,934)          (475,110)        (152,079)          (455,716)
  Gain (loss) on foreign currency transactions
   and translation, net                                           125,159            176,027         (114,563)           338,469
  Donations                                                       (67,658)           (75,192)         (56,630)           (65,889)
  Rent                                                             29,139             84,983           22,965             79,071
  Gain on valuation using the equity method of
   accounting (Note 6)                                            606,488          1,857,795          517,021          1,755,873
  Gain on disposal of investments, net (Note 6)                         -             45,214                -                  -
  Gain (loss) on disposal of utility plant, net                       483             (4,990)            (397)            (5,090)
  Valuation gain (loss) on currency and interest
   rate swaps, net (Note 13)                                      (26,809)           (21,679)           3,857             54,192
  Other, net (Note 18)                                           (138,204)           (92,518)          17,786             65,442
                                                             ------------      -------------     ------------      -------------
                                                                  367,598          1,524,059          243,119          1,783,425
                                                             ------------      -------------     ------------      -------------
ORDINARY INCOME                                                 1,498,602          3,253,147        1,296,214          3,691,723
INCOME TAX EXPENSE (Note 16)                                      492,772            964,091          386,070          1,091,170
                                                             ------------      -------------     ------------      -------------

NET INCOME                                                   KRW1,005,830      KRW 2,289,056     KRW  910,144      KRW 2,600,553
                                                             ============      =============     ============      =============
ORDINARY INCOME PER SHARE (Note 2)                           KRW    1,598      KRW     3,630     KRW    1,424      KRW     4,070
                                                             ============      =============     ============      =============
EARNINGS PER SHARE (Note 2)                                  KRW    1,598      KRW     3,630     KRW    1,424      KRW     4,070
                                                             ============      =============     ============      =============

(continued)

                        KOREA ELECTRIC POWER CORPORATION

  FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
                  (See Independent Accountants' Review Report)



                                                                              Translation into U.S. Dollars (Note 2)
                                                              --------------------------------------------------------------------
                                                                           2003                                   2002
                                                              ------------------------------        ------------------------------
                                                              Three-month         Nine-month        Three-month         Nine-month
                                                              -----------        -----------        -----------        -----------
                                                                             (In thousands, except per share amounts)
OPERATING REVENUES (Note 17):
  Sale of electricity                                         $5,245,892         $14,420,010        $5,040,986         $13,451,788
  Other operating revenues                                        73,013             208,672            73,023             209,556
                                                              ----------         -----------        ----------         -----------
                                                               5,318,905          14,628,682         5,114,009          13,661,344
                                                              ----------         -----------        ----------         -----------

OPERATING EXPENSES (Notes 14, 15, 17 and 19):
  Power generation, transmission, distribution                   778,222           2,159,802           744,221           1,996,044
  Purchased power                                              3,266,125          10,158,696         3,152,383           9,217,593
  Other operating costs                                           72,411             207,522            72,224             206,468
  Selling and administrative expenses                            218,836             599,368           229,605             582,138
                                                              ----------         -----------        ----------         -----------
                                                               4,335,594          13,125,388         4,198,433          12,002,243
                                                              ----------         -----------        ----------         -----------

OPERATING INCOME                                                 983,311           1,503,294           915,576           1,659,101

OTHER INCOME (EXPENSES):
  Interest income                                                  8,637              25,673             4,485              14,844
  Interest expense                                              (148,612)           (413,067)         (132,220)           (396,206)
  Gain (loss) on foreign currency transactions
   and translation, net                                          108,815             153,040           (99,603)            294,270
  Donations                                                      (58,823)            (65,373)          (49,235)            (57,285)
  Rent                                                            25,334              73,885            19,966              68,745
  Gain on valuation using the equity method of
   accounting (Note 6)                                           527,289           1,615,194           449,505           1,526,581
  Gain on disposal of investments, net (Note 6)                        -              39,310                 -                   -
  Gain (loss) on disposal of utility plant, net                      420              (4,338)             (345)             (4,425)
  Valuation gain (loss) on currency and interest
   rate swaps, net (Note 13)                                     (23,308)            (18,848)            3,353              47,115
  Other, net                                                    (120,156)            (80,437)           15,463              56,896
                                                              ----------         -----------        ----------         -----------
                                                                 319,596           1,325,039           211,369           1,550,535
                                                              ----------         -----------        ----------         -----------

ORDINARY INCOME                                                1,302,907           2,828,333         1,126,945           3,209,636

INCOME TAX EXPENSE (Note 16)                                     428,423             838,195           335,655             948,678
                                                              ----------         -----------        ----------         -----------

NET INCOME                                                    $  874,484         $ 1,990,138        $  791,290         $ 2,260,958
                                                              ==========         ===========        ==========         ===========

ORDINARY INCOME PER SHARE (Note 2)                            $     1.39         $      3.16        $     1.24         $      3.54
                                                              ==========         ===========        ==========         ===========

EARNINGS PER SHARE (Note 2)                                   $     1.39         $      3.16        $     1.24         $      3.54
                                                              ==========         ===========        ==========         ===========

        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

       FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003
                  (See Independent Accountants' Review Report)

                                                                                                  Translation into
                                                                   Korean Won                   U.S. Dollars (Note 2)
                                                           ----------------------------     ----------------------------
                                                            Three-month     Nine-month      Three-month       Nine-month
                                                           ------------    ------------     -----------       ----------
                                                                  (In millions)                     (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                 KRW1,005,830    KRW2,289,056      $ 874,484        $1,990,138
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization                                 395,802       1,156,390        344,116         1,005,382
  Utility plant removal cost                                     53,966         144,857         46,919           125,941
  Provision for severance and retirement benefits                27,958          58,366         24,307            50,744
  Allowance for doubtful accounts                                 4,243           9,964          3,689             8,663
  Interest income, net                                           (3,126)         (9,417)        (2,718)           (8,187)
  Gain on foreign currency translation, net                    (125,527)       (181,319)      (109,135)         (157,641)
  Gain on valuation using the equity method of
   accounting                                                  (606,488)     (1,857,796)      (527,289)       (1,615,194)
  Gain on disposal of investment, net                                 -         (45,214)             -           (39,310)
  Loss (gain) on disposal of utility plant, net                    (483)          4,990           (420)            4,338
  Valuation gain on currency and interest rate swaps             26,809          21,679         23,308            18,848
  Decrease in trade receivables                                (165,409)        (84,099)      (143,809)          (73,117)
  Decrease (increase) in other account receivables               (6,031)         11,356         (5,243)            9,873
  Decrease in inventories                                        20,197          45,706         17,560            39,737
  Increase in other current assets                              (29,317)        (78,947)       (25,489)          (68,638)
  Decrease in trade payables                                    (25,819)       (183,387)       (22,447)         (159,439)
  Decrease in other accounts payable                           (112,462)       (140,008)       (97,776)         (121,725)
  Increase (decrease) in income tax payable                     304,924         (68,685)       265,105           (59,716)
  Increase in accrued expenses                                   15,886          18,880         13,812            16,415
  Increase in other current liabilities                          74,419         135,137         64,701           117,490
  Increase in deferred income tax liabilities                   133,262         281,532        115,860           244,768
  Decrease in other long-term liabilities                          (976)         (3,001)          (849)           (2,609)
  Payment of severance and retirement benefits                   (1,289)         (5,662)        (1,121)           (4,923)
  Payment of self-insurance                                        (129)           (655)          (112)             (569)
  Others                                                         (5,433)            822         (4,725)              714
                                                           ------------    ------------      ---------        ----------
Net cash provided by operating activities                       980,807       1,520,545        852,728         1,321,983
                                                           ------------    ------------      ---------        ----------

 (continued)

                        KOREA ELECTRIC POWER CORPORATION

       FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003
                  (See Independent Accountants' Review Report)

                                                                                                 Translation into
                                                                  Korean Won                   U.S. Dollars (Note 2)
                                                         -----------------------------    -----------------------------
                                                         Three-month       Nine-month     Three-month        Nine-month
                                                         -----------     -------------    -----------       -----------
                                                                 (In millions)                    (In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Disposal of utility plant                              KRW   1,859     KRW    30,360     $   1,616        $    26,395
  Additions to utility plant                                (654,164)       (2,629,864)     (568,739)        (2,286,441)
  Receipt of construction grants                             118,424           397,884       102,959            345,926
  Proceeds from disposal of investment securities             12,981           555,941        11,286            483,343
  Acquisition of investment securities                             -           (12,750)            -            (11,085)
  Collection of long-term loans                                1,344             3,733         1,168              3,246
  Increase of long-term loans                                (11,782)          (26,526)      (10,243)           (23,062)
  Acquisition of intangibles                                    (123)           (3,809)         (107)            (3,312)
  Collection of short-term loans                               2,119             6,334         1,842              5,507
  Decrease in other non-current assets                           380             6,093           330              5,296
                                                         -----------     -------------     ---------        -----------
  Net cash used in investing activities                     (528,962)       (1,672,604)     (459,888)        (1,454,187)
                                                         -----------     -------------     ---------        -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                               215,797         1,789,200       187,617          1,555,556
  Payment of long-term debt                                 (167,070)         (611,388)     (145,253)          (531,549)
  Acquisition of treasury stock                                    -          (180,120)            -           (156,599)
  Cash dividends                                                  (8)         (511,760)           (7)          (444,931)
  Other, net                                                 (78,846)         (163,975)      (68,550)          (142,562)
                                                         -----------     -------------     ---------        -----------
  Net cash provided by (used in) financing
   activities                                                (30,127)          321,957       (26,193)           279,915
                                                         -----------     -------------     ---------        -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                    421,718           169,898       366,647            147,711

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD           358,236           610,056       311,455            530,391
                                                         -----------     -------------     ---------        -----------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD             KRW 779,954     KRW   779,954     $ 678,102        $   678,102
                                                         ===========     =============     =========        ===========

        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2003 AND 2002
                  (See Independent Accountants' Review Report)

1.   THE COMPANY:

Korea Electric Power Corporation (the "Company") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of electric power resources. The Company was given a government investment status on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company's stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of September 30, 2003, the Government of the Republic of Korea, Korea Development Bank and foreign investors hold 32.35 percent, 21.57 percent and
28.46 percent, respectively, of the Company's shares.

The Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been considering the gradual privatization of the Company's power generation subsidiaries and distribution business in accordance with the Restructuring Plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by for those who are informed about Korean accounting principles and practices, Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying financial statements.

In 2003, the Company adopted Statements of Korean Accounting Standards ("SKAS") No 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial statements, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of financing cost, investment in securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 - "Events Occurring After the Balance Sheet Date", shareholders' equity increased and current liabilities decreased by KRW511,350 million as of December 31, 2002.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Bank of Korea Basic Rate of KRW1,150.20 to US $1.00 at September 30, 2003, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.


Property, Plant and Equipment

Property, plant and equipment are stated at cost except for assets revalued upward in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Expenditures incurred after the acquisition of the property, plant and equipment that increases the future economic benefits beyond the property's most recently measured performance are capitalized as additions to property, plant and equipment.

The Company capitalizes interest and other borrowing costs on debt issued to finance capital expenditures as part of the acquisition cost of major facilities and equipment. For the nine-month periods ended September 30, 2003 and 2002, the amounts of capitalized interest was KRW55,556 million and KRW52,790 million, respectively, and net foreign currency transactions and translation gains deducted from the capitalized interest amounted to KRW38,747 million for the nine-month period ended September 30, 2002.

The impact on the Company's financial position as of and for the nine-month period ended September 30, 2003, if the interest and other borrowing costs were expensed instead of being capitalized, are shown below (won in millions).

               Construction                                                Income before
                in-progress         Total assets     Interest expense    Income tax expense
               ------------        -------------     ----------------    ------------------
Capitalized    KRW2,888,198        KRW56,488,089        KRW475,110          KRW3,253,147
Expensed          2,832,642           56,432,533           530,666             3,197,591
               ------------        -------------        ----------          ------------
               KRW   55,556        KRW    55,556        KRW(55,556)         KRW   55,556
               ============        =============        ==========          ============

Depreciation is computed using the declining-balance method (straight-line method for buildings and structures) based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

                              Years
                             ------
Buildings                    15, 30
Structures                   15, 30
Machinery                        16
Ships                             9
Vehicles                          4
Others                            4

The Company assesses any possible recognition of impairment loss when there is an indication that expected future economic benefits of a tangible asset is considerably less than its carrying amount as a result of technological obsolescence or rapid decline in market value. When it is determined that a tangible asset may have been impaired and that its estimated total future cash flows from continued use or disposal is less than its carrying amount, the carrying amount of a tangible asset is reduced to its recoverable amount and the difference is recognized as an impairment loss. If the recoverable amount of the impaired asset exceeds its carrying amount in subsequent reporting period, the amount equal to the excess is treated as reversal of the impairment loss; however, it cannot exceed the carrying amount that would have been determined had no impairment loss were recognized.

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

     -    Grants from the government or public institutions
     -    Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the accompanying financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received KRW397,884 million of construction grants, and offset KRW93,170 million against depreciation expense and KRW30,516 million against utility plant removal cost for the nine-month period ended September 30, 2003.


Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.


Investment Securities other than those Accounted for Using the Equity Method

Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified either as held-to-maturity or trading securities.


Valuation of Securities

Securities are recognized initially at cost determined using the weighted average method. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains and losses reflected in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refers to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security. For non-marketable equity security accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operation, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operation, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. In case held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders' equity as a capital adjustment. In case the available for sale securities are reclassified into held-to maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholder's equity as a capital adjustment, but it is amortized over the remaining term of the security using the effective interest method.


Investment Securities Using the Equity Method

Investments in equity securities of companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The change in the Company's share of an investee's net equity resulting from a change in an investee's net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee's net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.


Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the estimated useful lives, from 4 years to 20 years, of related assets.

If the recoverable amount of an intangible asset becomes less than its carrying amount as a result of obsolescence, sharp decline in market value or other causes of impairment, the carrying amount of an intangible asset is reduced to its recoverable amount and the reduced amount is recognized as impairment loss. If the recoverable amount of a previously impaired intangible asset exceeds its carrying amount in subsequent periods, an amount equal to the excess shall be recorded as reversal of impairment loss; however, it cannot exceed the carrying amount that would have been determined had no impairment loss were recognized in prior years.


Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimated loss on uncollectible accounts and prior year collection experience.


Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical count at the end of year.


Discount on Debentures

Discounts on debentures issued are amortized over the redemption period of debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.


Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance indemnities that would be payable assuming all eligible employees were to resign are KRW281,792 million and KRW226,708 million as of September 30, 2003 and December 31, 2002, respectively. Actual severance payments were KRW5,662 million and KRW4,522 million for the nine-month periods ended September 30, 2003 and 2002, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of KRW95 million and KRW99 million as of September 30, 2003 and December 31, 2002, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the Fund under the revised National Pension Law of Korea.


Reserve for Self-Insurance

The Company provides a self-insurance reserve for liability to third parties that may arise in connection with the Company's non-insured facilities. Payments made to settle applicable claims are charged to this reserve.


Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date. The balances have been translated using the Bank of Korea Basic Rate, which was KRW1,150.20 and KRW1,200.40 to US$ 1.00 at September 30, 2003 and December 31, 2002, respectively. The translation gains or losses are reflected in current operations.

Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.


Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic Peoples Republic of Korea (North Korea), based on the percentage-of-completion method.


Income Tax Expense

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, the provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income tax assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date.


Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income (after deduction for tax effect) and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 629,305,456 shares and 639,055,699 shares for the three-month periods ended September 30, 2003 and 2002, respectively, and 630,659,327 shares and 639,011,053 shares for the nine-month periods ended September 30, 2003 and 2002, respectively.


Comparative Presentation

The Company does not present cash flows for the three-month and nine-month periods ended September 30, 2002 for comparative purposes in accordance with transitional provision of SKAS No. 2 - "Interim Financial Statements".

3.   PROPERTY, PLANT AND EQUIPMENT:

(1)  Asset revaluation
     The Company has revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). The gain from the asset revaluation was KRW12,552,973 million.

(2)  Publicly announced land prices
     The published price of the Company's land as of September 30, 2003, as announced by the Korean Government, is as follows (won in millions):

                                                            Area
                 Purpose                               (Square meters)     Book value     Land prices
---------------------------------------------          ---------------    ------------   ------------
Transmission and distribution sites and other             16,867,795      KRW3,315,403   KRW3,274,495

(3)  Utility plant
     Utility plant as of September 30, 2003 and December 31, 2002 is as follows (won in millions):

                     September 30,     December 31,
                          2003             2002
                     -------------    -------------
Land                 KRW 3,315,403    KRW 3,321,378
Buildings                2,204,589        2,135,878
Structures              23,429,658       22,415,717
Machinery                6,607,129        6,266,774
Vehicles                    52,955           55,334
Ships                          252              266
Others                     251,879          236,689
                     -------------    -------------
                     KRW35,861,865    KRW34,432,036
                     =============    =============

(4)  Changes in utility plant
     Changes in cost of utility plant, accumulated depreciation and construction grants for the nine-month period ended September 30, 2003 are shown below (won in millions):


     < Cost >

                                         Increase                   Decrease
                                 -----------------------    -------------------------
                  December 31,                                  Disposal/                 September 30,
                      2002       Acquisition     Other      Reclassification   Other           2003
                 -------------   ------------   --------    ----------------   ------     -------------
Land             KRW 3,321,378   KRW   25,870   KRW    -      KRW   31,845      KRW-      KRW 3,315,403
Buildings            2,135,878         75,776          -             7,065         -          2,204,589
Structures          22,415,717      1,222,811          -           208,870         -         23,429,658
Machinery            6,266,774        397,176          -            56,821         -          6,607,129
Vehicles                55,334          1,713          -             4,092         -             52,955
Ships                      266              -          -                14         -                252
Others                 236,689         18,005          -             2,815         -            251,879
Construction
 in- progress        1,986,138      2,629,864      2,628         1,730,432         -          2,888,198
                 -------------   ------------   --------      ------------      ----      -------------
                 KRW36,418,174   KRW4,371,215   KRW2,628      KRW2,041,954      KRW-      KRW38,750,063
                 =============   ============   ========      ============      ====      =============

     < Accumulated depreciation >

                                             Increase                Decrease
                     December 31,    -----------------------    ------------------      September 30,
                         2002        Depreciation    Other       Disposal    Other           2003
                     ------------    ------------  ---------    ---------    -----      -------------
Buildings            KRW  344,790    KRW   80,948  KRW 8,770    KRW 1,602    KRW-       KRW  432,906
Structures              2,984,483         536,457     20,302       27,340       -          3,513,902
Machinery               2,371,808         493,184     54,290       32,732       -          2,886,550
Vehicles                   45,307           4,545         11        4,084       -             45,779
Ships                         196              14          -           10       -                200
Others                    193,040          18,441        279        2,734       -            209,026
                     ------------    ------------  ---------    ---------    ----       ------------
                     KRW5,939,624    KRW1,133,589  KRW83,652    KRW68,502    KRW-       KRW7,088,363
                     ============    ============  =========    =========    ====       ============

     < Construction grants >

                                           Increase                  Decrease
                                    --------------------    ------------------------------
                                     Received                  Offset
                   December 31,        from                    against      Offset against   September 30,
                       2002         customers      Other    depreciation     removal cost        2003
                   ------------     ----------     -----    ------------    --------------   -------------
Construction
 grants            KRW2,321,138     KRW397,884      KRW-      KRW93,170        KRW30,516      KRW2,595,336


4.   INTANGIBLES:

(1) Intangibles as of September 30, 2003 are shown below (won in millions):

                                                    Accumulated
                                          Cost      amortization   Impairment   Book value
                                       ----------   ------------   ----------   ----------
Development cost                       KRW 99,956    KRW 44,212       KRW-       KRW55,744
Others                                    119,739        86,293          -          33,446
                                       ----------    ----------       ----       ---------
                                       KRW219,695    KRW130,505       KRW-       KRW89,190
                                       ==========    ==========       ====       =========


(2) Changes in intangibles for the nine-month period ended September 30, 2003 are shown below (won in millions):

                                              Increase               Decrease
                         December 31,   --------------------   ---------------------  September 30,
                             2002       Merger       Other     Amortization    Other       2003
                         ------------   ------     ---------   ------------    -----  -------------
Development cost          KRW63,659      KRW-      KRW 6,688    KRW14,603      KRW -    KRW55,744
Others                       31,215         -         10,443        8,198         14       33,446
                          ---------      ----      ---------    ---------      -----    ---------
                          KRW94,874      KRW-      KRW17,131    KRW22,801      KRW14    KRW89,190
                          =========      ====      =========    =========      =====    =========


(3) Ordinary development expenses for the three-month and nine-month periods ended September 30, 2003 and 2002 are as follows (won in millions):

                                               2003                            2002
                                   ---------------------------     ---------------------------
                                   Three-month      Nine-month     Three-month      Nine-month
                                   -----------      ----------     -----------      ----------
Ordinary development expenses       KRW36,469        KRW76,317       KRW31,931       KRW71,778


5.   INSURED ASSETS:

Insured assets as of September 30, 2003 are as follows (won in millions):

   Insured assets                  Insurance type       Insured value                       Insurer
-----------------------         ----------------------  -------------   ----------------------------------------------------
Buildings and machinery         Fire insurance            KRW386,458    Samsung Fire Insurance Co., Ltd. and others
Buildings and machinery         Assemble insurance           365,312    LG Insurance Co., Ltd.
Buildings                       General insurance            149,354    Samsung Fire Insurance Co., Ltd. and others
Construction in progress        Construction insurance        97,537    Hyundai Marine & Fire Insurance Co., Ltd. and others

In addition, the Company carries damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, loading insurance for inventories, general insurance for movables, casualty insurance for its employees and compensation liability insurance for its directors.

6.   INVESTMENT SECURITIES:

(1) Investment securities as of September 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                          September 30,         December 31,
                                                               2003                 2002
                                                          -------------        -------------
Other current assets
  Held-to-maturity securities                             KRW         5        KRW         -
                                                          -------------        -------------
Investment securities
  Available-for-sale-securities                                  88,901               86,492
  Held-to-maturity securities                                        37                   55
  Securities subject to equity method                        23,481,708           22,152,731
                                                          -------------        -------------
                                                             23,570,646           22,239,278
                                                          -------------        -------------
                                                          KRW23,570,651        KRW22,239,278
                                                          =============        =============

     Held-to-maturity securities are government and municipal bonds.

(2) Available-for-sale securities as of September 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                               September 30, 2003                   December 31, 2002
                                                     --------------------------------------      ----------------------
                                                     Ownership   Acquisition                     Ownership
              Company name                               (%)        cost         Book value         (%)      Book value
--------------------------------------------         ---------   -----------     ----------      ---------   ----------
Securities Market Stabilization Fund                    7.64      KRW 7,763      KRW 7,763         7.57      KRW20,744
Energy Savings Investment Cooperative                   40.6          5,000          5,000         40.6          5,000
Korea Power Exchange                                    50.0         62,606         62,606         50.0         49,855
Hwan Young Steel Co., Ltd.                                 -          1,364            121            -            120
Investment securities in treasury stock fund               -         22,244         13,411            -         10,773
                                                                  ---------      ---------                   ---------
                                                                  KRW98,977      KRW88,901                   KRW86,492
                                                                  =========      =========                   =========

     The Company entered into a treasury stock fund, composed of treasury stock and other investment securities and recorded other investment securities in available-for-sale securities. Losses on valuation of available for sale securities in the treasury stock fund, which are recorded in capital adjustment, amount to KRW8,833 million and KRW8,509 million as of September 30, 2003 and December 31, 2003, respectively.

     Available-for-sales securities other than investment securities in treasury stock fund are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value.

(3) Securities subject to the equity method as of September 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                        September 30, 2003                              December 31, 2002
                                        --------------------------------------------------------    -------------------------
                                        Ownership    Acquisition     Net Asset         Book         Ownership
             Company name                  (%)          Cost           Value           Value            (%)       Book Value
-------------------------------------   ---------   ------------   -------------   -------------    ---------   -------------
Korea Hydro & Nuclear Power Co., Ltd.     100.0     KRW9,364,799   KRW11,034,301   KRW11,034,301       100.0    KRW10,577,527
Korea South-East Power Co., Ltd.          100.0        1,232,004       1,918,093       1,918,093       100.0        1,679,117
Korea Midland Power Co., Ltd.             100.0        1,325,891       2,003,723       2,003,723       100.0        1,781,127
Korea Western Power Co., Ltd.             100.0        1,442,638       1,937,904       1,937,904       100.0        1,772,973
Korea Southern Power Co., Ltd.            100.0        1,797,378       2,060,232       2,060,232       100.0        1,953,743
Korea East-West Power Co., Ltd.           100.0        2,322,905       2,432,700       2,432,700       100.0        2,373,207
Korea Power Engineering Co., Ltd.(*)       97.9            4,991         185,300          61,723        97.9           51,991
Korea Plant Service & Engineering
 Co., Ltd.(*)                             100.0            6,000         264,632         264,632       100.0          238,947

                                                        September 30, 2003                          December 31, 2002
                                     --------------------------------------------------------  ---------------------------
                                     Ownership    Acquisition     Net asset          Book      Ownership
          Company name                  (%)          Cost           Value           Value         (%)         Book Value
---------------------------------    ---------    -----------   -------------   -------------  ---------    --------------
KEPCO Nuclear Fuel Co., Ltd.(*)         96.4           89,757         155,455         141,094       96.4    KRW   134,538
Korea Electric Power Data Network
 Co., Ltd.(*)                          100.0           64,000         126,896         124,855      100.0          118,075
Korea Electric Power Industrial
 Development, Ltd.(*)                   49.0            7,987          20,974          20,974      100.0           40,730
Korea Gas Corporation                   24.5           94,500         703,179         703,179       24.5          690,705
Korea District Heating Co.(*)           26.1            5,660         151,758         151,758       26.1          147,898
Powercomm Corporation                   43.1          323,470         366,815         366,815       44.0          359,090
KEPCO International Hong Kong
 Ltd. (*)                              100.0           15,102         147,273         147,273      100.0          124,808
KEPCO International Philippines
 Inc. (*)                              100.0          103,610         112,452         112,452      100.0          108,255
                                                -------------   -------------   -------------               -------------
                                                KRW18,200,692   KRW23,621,687   KRW23,481,708               KRW22,152,731
                                                =============   =============   =============               =============

(*) The Company used draft financial statements of Korea Power Engineering Co., Ltd., Korea Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., Korea Electric Power Data Network Co., Ltd., Korea Electric Power Industrial Development, Ltd., Korea District Heating Co., KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc. for equity method valuation.

     If the difference between the cost of acquisition and the book value of the subsidiary is a positive goodwill, the difference is amortized using the straight-line method over five years from the year it was acquired, and if it is a negative goodwill, the difference related to the depreciable assets is amortized over the weighted average useful life of related assets from the year it was acquired and the difference related to the non-depreciable assets is amortized at the time assets are disposed of. As of September 30, 2003, there are no positive or negative goodwill.

     The Company eliminates the unrealized gains arising from the transactions with affiliates in equity method valuation. The eliminated gain arising from the transaction with Korea Power Engineering Co., Ltd, KEPCO Nuclear Fuel Co., Ltd. and Korea Electric Power Data Network Co., Ltd. amounted to KRW 123,577 million, KRW14,361 million and KRW2,041 million, respectively, as of September 30, 2003 and KRW119,475 million, KRW15,562 million and KRW2,401 million, respectively, as of December 31, 2002.

     In 2003, the Company has disposed some of its investments in Korea Electric Power Industrial Development, Ltd., with the gain on disposal of investment of KRW44,104 million.

     As KEPCO International Hong Kong Ltd. owns 100 percent of the shares of KEPCO Philippines Corporation ("KEPHILCO") and KEPCO International Philippines Inc. holds 51 percent of the shares of KEPCO Ilijan Corporation ("KEILCO"), the Company applied the equity method for KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., reflecting the changes in the net equity of KEPHILCO and KEILCO.

     Details of valuation using the equity method for the nine-month period ended September 30, 2003 are as follows (won in millions):

                                                           Gain on valuation
                           December 31,   ---------------------------------------------------       Other        September 30,
       Company name            2002       1st quarter  2nd quarter   3rd quarter     Total        changes(*)          2003
----------------------    -------------   -----------  -----------   -----------   ----------    ------------    -------------
Korea Hydro & Nuclear
 Power Co., Ltd.          KRW10,577,527    KRW273,472   KRW162,500   KRW235,797    KRW671,769    KRW(214,995)    KRW11,034,301
Korea South-East Power
 Co., Ltd.                    1,679,117       101,342       68,472      102,432       272,246        (33,270)        1,918,093
Korea Midland Power
 Co., Ltd.                    1,781,127       104,872       92,632       70,977       268,481        (45,885)        2,003,723
Korea Western Power
 Co., Ltd.                    1,772,973        64,345       68,740       73,552       206,637        (41,706)        1,937,904
Korea Southern Power
 Co., Ltd.                    1,953,743        38,735       53,362       58,880       150,977        (44,488)        2,060,232
Korea East-West Power
 Co., Ltd.                    2,373,207        34,682       25,519       33,609        93,810        (34,317)        2,432,700

                                                                    Gain on valuation
                                        December 31,  -------------------------------------------------      Other     September 30,
          Company name                      2002      1st quarter  2nd quarter 3rd quarter    Total        changes(*)       2003
------------------------------------   -------------  -----------  ----------- ----------- ------------  -----------   -------------
Korea Power Engineering Co., Ltd.      KRW    51,991  KRW 14,264   KRW  1,071  KRW  6,151  KRW   21,486  KRW (11,754)  KRW    61,723
Korea Plant Service & Engineering
 Co., Ltd.                                   238,947       7,977       19,864       6,844        34,685       (9,000)        264,632
KEPCO Nuclear Fuel Co., Ltd.                 134,538       2,575        2,937       2,971         8,483       (1,927)        141,094
Korea Electric Power Data Network
 Co., Ltd.                                   118,075       2,777        4,903       3,524        11,204       (4,424)        124,855
Korea Gas Corporation                        690,705      50,560        5,418     (15,473)       40,505      (28,031)        703,179
Korea District Heating Co.                   147,898       7,528         (358)     (1,277)        5,893       (2,033)        151,758
Powercomm Corporation                        359,090      (4,665)       8,627       8,960        12,922       (5,197)        366,815
Korea Electric Power Industrial
 Development, Ltd.                            40,730         616          151       1,229         1,996      (21,752)         20,974
KEPCO International Hong Kong Ltd.           124,808       5,242       22,860      12,317        40,419      (17,954)        147,273
KEPCO International Philippines Inc.         108,255       5,815        4,472       5,995        16,282      (12,085)        112,452
                                       -------------  ----------   ----------  ----------  ------------  -----------   -------------
                                       KRW22,152,731  KRW710,137   KRW541,170  KRW606,488  KRW1,857,795  KRW(528,818)  KRW23,481,708
                                       =============  ==========   ==========  ==========  ============  ===========   =============

(*) Other changes are composed of acquisition (disposal) amounts of investment securities, dividends and the changes in investment securities in capital adjustments.

(4) Gain on valuation of investment, which are recorded in capital adjustment as of September 30, 2003 and December 31, 2002 are as follows (won in millions):

                                            September 30,  December 31,
                                                2003          2002
                                            -------------  ------------
Valuation using the equity method             KRW29,802     KRW60,885
Valuation on available-for-sale securities       (8,833)       (8,509)
                                              ---------     ---------
                                              KRW20,969     KRW52,376
                                              =========     =========


7.   LOANS TO EMPLOYEES:

The Company has provided housing and tuition loans to employees as follows (won in millions):

                        September 30,    December 31,
                            2003             2002
                        -------------    ------------
Short-term loans         KRW  9,110       KRW  8,450
Long-term loans             144,455          128,656
                         ----------       ----------
                         KRW153,565       KRW137,106
                         ==========       ==========


8.   INVENTORIES:

Inventories as of September 30, 2003 and December 31, 2002 consist of the following (won in millions):

                      September 30,    December 31,
                          2003             2002
                      -------------    ------------
Raw materials           KRW 1,806       KRW 1,291
Supplies                   61,599          57,169
Other                       6,462           6,757
                        ---------       ---------
                        KRW69,867       KRW65,217
                        =========       =========

9.   SHAREHOLDERS' EQUITY:

(1)  Capital
     The Company has 1,200,000,000 authorized shares of KRW5,000 par value common stock, of which 640,100,876 shares are issued as of September 30, 2003.

(2)  Capital Surplus
     Capital surplus as of September 30, 2003 and December 31, 2002 is as follows (won in millions):

                                             September 30,             December 31,
                                                  2003                     2002
                                             -------------            -------------
Paid-in capital in excess of par value       KRW   799,876            KRW   799,876
Reserves for asset revaluation                  12,552,973               12,552,973
Other capital surplus                              961,226                  958,730
                                             -------------            -------------
                                             KRW14,314,075            KRW14,311,579
                                             =============            =============

     The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of KRW12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(3)  Retained earnings
     Appropriated retained earnings as of September 30, 2003 and December 31, 2002 consist of the following (won in millions):

                                                        September 30,           December 31,
                                                             2003                   2002
                                                        -------------          -------------
Legal reserve                                           KRW 1,600,252          KRW 1,600,252
Reserve for business rationalization                           31,900                 31,900
Reserve for business expansion                             10,925,339              8,556,873
Reserve for investment on social overhead capital           5,012,449              4,892,449
Reserve for research and human development                    120,000                 60,000
Voluntary reserve                                             210,000                210,000
                                                        -------------          -------------
                                                        KRW17,899,940          KRW15,351,474
                                                        =============          =============

     The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

     Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified in respect to this reserve.

     The reserve for the investment on social overhead capital and research and human development is appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

(4)  Capital adjustments
     Capital adjustments as of September 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                       September 30,    December 31,
                                                            2003             2002
                                                       -------------    ------------
Treasury stock                                          KRW(196,321)     KRW(16,669)
Gain on valuation of equity method securities                29,802          60,885
Loss on valuation of available-for-sale securities           (8,833)         (8,509)
                                                        -----------      ----------
                                                        KRW(175,352)     KRW 35,707
                                                        ===========      ==========

     The Company has shares held as treasury stock amounting to KRW196,321 million (10,748,355 shares) and KRW 16,669 million (913,375 shares) as of September 30, 2003 and December 31, 2002, respectively, for the purpose of stock price stabilization.


10.  BORROWINGS AND DEBENTURES:

(1) Long-term borrowings as of September 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                          Annual interest   September 30,    December 31,
      Financial institution                    Type           rate (%)          2003             2002
-----------------------------------         ----------    ---------------   ------------     ------------
Local currency
                                            Industrial
  Korea Development Bank                     facility        4.50~9.00      KRW2,968,293     KRW2,591,564
  Kookmin Bank                                General        6.07~6.16                 -           85,714
  Others                                         "           5.50~6.00                35               37
                                                                            ------------     ------------
                                                                               2,968,328        2,677,315
                                                                            ------------     ------------
Foreign currency
  Barclays International Financial
   Services (Ireland) Ltd.                  Commercial     6M Libor-1.00         271,067          376,482
  Kredit Anstalt Fur Wieder Aufbau           Facility         6.00                     -              180
  Asian Development Bank                        "             6.00                 1,027            1,415
                                                                            ------------     ------------
                                                                                 272,094          378,077
                                                                            ------------     ------------
                                                                               3,240,422        3,055,392
Less: Current portion                                                           (878,764)        (819,358)
                                                                            ------------     ------------
                                                                            KRW2,361,658     KRW2,236,034
                                                                            ============     ============


(2) Debentures as of September 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                    Annual interest      September 30,       December 31,
                                                       rate (%)              2002                2002
                                                    ---------------      -------------      -------------
Domestic debentures (Electricity bonds)               4.79~11.30         KRW 3,735,000      KRW 2,755,000
Foreign debentures                                    1.18~8.278             6,466,644          6,637,477
                                                                         -------------      -------------
                                                                            10,201,644          9,392,477
Less: Current portion                                                       (3,977,835)        (1,635,364)
      Discount on debentures issued                                            (15,050)           (19,834)
                                                                         -------------      -------------
                                                                         KRW 6,208,759      KRW 7,737,279
                                                                         =============      =============

(3) Foreign currency debts, by currency, as of September 30, 2003 and December 31, 2002 are as follows (won in millions):

                                     September 30, 2003                          December 31, 2002
                           -------------------------------------      --------------------------------------
                           Foreign currencies     Won equivalent      Foreign currencies      Won equivalent
                           ------------------     --------------      ------------------      --------------
Long-term
  borrowings               US$    225,893,057       KRW  272,094      US$    301,179,115       KRW  377,897
                                                                      EUR        143,104                180
                                                    ------------                               ------------
                                                         272,094                                    378,077
                                                    ------------                               ------------

Debentures                 US$  3,979,875,632          4,585,068      US$  3,980,542,219          4,785,584
                           JPY175,060,000,000          1,801,262      JPY175,060,000,000          1,773,130
                           EUR     25,183,000             33,525      EUR     25,183,000             31,664
                           GBP     24,467,000             46,789      GBP     24,467,000             47,099
                                                    ------------                               ------------
                                                       6,466,644                                  6,637,477
                                                    ------------                               ------------
                                                    KRW6,738,738                               KRW7,015,554
                                                    ============                               ============

(4) Aggregate maturities of the Company's long-term debt as of September 30, 2003 are as follows (won in millions):

     Year           Local             Foreign
    ended          currency           currency         Domestic           Foreign
September 30      borrowings         borrowings       debentures         debentures          Total
------------     ------------        ----------      ------------       ------------     -------------
    2004         KRW  697,026        KRW181,738      KRW1,810,000       KRW2,167,835     KRW 4,856,599
    2005              769,797            90,356           550,000          1,271,995         2,682,148
    2006              871,613                 -           390,000            580,691         1,842,304
    2007              421,561                 -           235,000            154,206           810,767
    2008              192,312                 -           630,000          1,036,644         1,858,956
 Thereafter            16,019                 -           120,000          1,255,273         1,391,292
                 ------------        ----------      ------------       ------------     -------------
                 KRW2,968,328        KRW272,094      KRW3,735,000       KRW6,466,644     KRW13,442,066
                 ============        ==========      ============       ============     =============


11.  LEASES:

(1) The Company entered into a financial lease agreement with Korea Development Leasing Corporation for certain computer systems, of which the acquisition cost is KRW33,870 million as of September 30, 2003. Depreciation of the leased assets amounted to KRW629 million for the nine-month period ended September 30, 2003

(2) Annual payments under financial and operating lease agreements as of September 30, 2003 are as follows (won in millions):

                                             Amount
                              -------------------------------------
Year ended September 30       Financial lease       Operating lease
-----------------------       ---------------       ---------------
         2004                    KRW 5,847             KRW2,513
         2005                          942                    -
                                 ---------             --------
                                     6,789                2,513
Less: Interest                        (245)                   -
      Current portion               (5,610)                   -
                                 ---------             --------
                                 KRW   934             KRW2,513
                                 =========             ========

12.  FOREIGN CURRENCIES DENOMINATED ASSETS AND LIABILITIES:

There are no significant liabilities denominated in foreign currencies other than those mentioned in Note 10 and significant assets denominated in foreign currencies as of September 30, 2003 and December 31, 2002 are as follows (won in millions):

                                  September 30, 2003               December 31, 2002
                              -------------------------     ------------------------------
                                Foreign      Equivalent        Foreign          Equivalent
        Account                Currencies    Korean Won       Currencies        Korean Won
-------------------------     ------------   ----------     -------------       ----------
Cash and cash equivalents     US$9,818,708   KRW11,293      US$16,395,438       KRW19,681
Trade receivables             US$3,396,137       3,906      US$ 3,497,537           4,198
Other account receivables     US$  580,060         667      US$   644,263             773
Other non-current assets      US$   11,560          13      US$    11,560              14
          "                   JPY5,859,783          60      JPY 5,859,783              59
                                             =========                          =========
                                             KRW15,939                          KRW24,725
                                             =========                          =========


13.  SWAP TRANSACTIONS:

The Company entered into the various swap contracts to hedge the fluctuation risk of exchange rate and interest rate of foreign currency debts.

(1) Currency swap contracts as of September 30, 2003 are as follows (foreign currency in millions):

                                                                Contract amounts             Contract interest rate
                                                                    in millions                     per annum
                                   Contract    Settlement    ------------------------      ---------------------------
                                     Year         Year          Pay          Receive         Pay (%)       Receive (%)
                                   --------    ----------    ---------      ---------      -----------     -----------
The Sumitomo Bank Ltd.              1995          2005       US$   286      JPY27,000         7.68           4.15
The Fuji Bank Ltd.                  1995          2005       US$   149      JPY14,500      Libor+0.155       3.40
Canadian Imperial Bank of
 Commerce                           1996          2006       US$    97      JPY10,000       Libor+0.13       3.80
J.P. Morgan Chase Bank              1996          2006       US$   200      JPY21,000       Libot+0.14       4.00
Deutsche Bank                       1998          2004       JPY 1,705      US$    55         6.41           7.11
 (formerly Bankers Trust Co.)                                DEM    25
                                                             CHF    20
                                                             CAD    20
Deutsche Bank                       1998          2004       JPY 2,945      US$    95         6.36           7.05
 (formerly Bankers Trust Co.)                                DEM    43
                                                             CHF    35
                                                             CAD    34
Union Bank of Switzerland           1998          2003       JPY12,150      US$   100         4.00           6.375
J.P. Morgan Chase Bank &            2002          2007       JPY76,700      US$   650         1.18           4.25
 Deutsche Bank(*)
Barclays Bank PLC, London           2002          2007       JPY30,400      US$   250         1.04            3M
                                                                                                          Libor+0.75

(*) If the Republic of Korea declares a default on its debts, KEPCO is to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

(2) Interest rate swap contracts as of September 30, 2003 are as follows (foreign currency in millions):

                                                             Contract interest rate per annum
                                        Notional amount  ----------------------------------------
                                        in millions           Pay (%)              Receive (%)            Term
                                        ---------------  ------------------    ------------------      ---------
Lehman Brothers Special Financing Inc.     US$  150         Libor+0.25              6.375              1993-2003
Woori Bank (formerly Hanvit Bank)          US$  150            6.10                Libor+0.25          1996-2003
J.P. Morgan Securities Ltd.                US$  149            6.91               Libor+0.155          1995-2005
Korea Development Bank                     US$   97            6.10               Libor+0.13           1997-2004
Barclays Bank PLC, London                  US$  225         6M Libor-1            Libor+0.45           1997-2004
Shinhan Bank                               US$  100            6.50                  6.75              1997-2004
Deutsche Bank                              US$   55            6.93                                    1998-2004
 (formerly Bankers Trust Co.)              JPY1,705                                  6.41
                                           DEM   25                                  6.41
                                           CHF   20                                  6.41
                                           CAD   20                                  6.41
Deutsche Bank                              US$   95            6.87                                    1998-2004
 (formerly Bankers Trust Co.)              JPY2,945                                  6.36
                                           DEM   43                                  6.36
                                           CHF   35                                  6.36
                                           CAD   34                                  6.36
Deutsche Bank                              US$  100      Max(6.074-Libor,0)    Max(Libor-6.074,0)      1998-2007
 (formerly Bankers Trust Co.)
Deutsche Bank                              US$  100      Max(Libor-6.074,0)    Max(6.074-Libor,0)      1998-2007
 (formerly Bankers Trust Co.)

(3) The gains and losses on swap transactions for the three-month and nine-month periods ended September 30, 2003 and 2002 are as follows (won in millions):

                                                  2003                          2002
                                      ---------------------------    --------------------------
Other income (expense)                Three-month      Nine-month    Three-month     Nine-month
-----------------------               -----------      ----------    -----------     ----------
Currency swaps
  Gains                                KRW 55,820      KRW 40,020     KRW 52,103     KRW89,859
  Losses                                  (86,042)        (67,788)       (29,917)      (16,559)
Interest rate swaps
  Gains                                    10,844          16,055            561         6,666
  Losses                                   (7,431)         (9,966)       (18,890)      (25,774)
                                       ----------      ----------     ----------     ---------
                                       KRW(26,809)     KRW(21,679)    KRW  3,857     KRW54,192
                                       ==========      ==========     ==========     =========


14.  POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES:

Power generation, transmission and distribution expenses for the three-month and nine-month periods ended September 30, 2003 and 2002 are as follows (won in millions):

                                                 2003                               2002
                                     ----------------------------       ----------------------------
                                     Three-month      Nine-month        Three-month      Nine-month
                                     -----------     ------------       -----------     ------------
Fuel                                 KRW  3,683      KRW    9,070        KRW  2,811     KRW    7,155
Labor                                   138,170           385,314           164,013          386,356
Employee benefits                        16,701            52,472            12,186           36,210
Taxes and dues                            4,848             6,548             4,580            7,027
Rent                                      4,605            17,512             3,593           16,320
Depreciation and amortization           385,708         1,126,193           360,640        1,034,866
Maintenance                             204,625           544,439           180,731          488,477
Commission and consultation fees         20,160            52,008            12,135           35,534
Compensation expense                     13,418            30,178            16,661           40,982
Ordinary development expenses            32,464            65,995            34,498           63,392
Utility plant removal cost               53,960           144,850            42,921          128,667
Others                                   16,769            49,625            21,234           50,864
                                     ----------      ------------        ----------     ------------
                                     KRW895,111      KRW2,484,204        KRW856,003     KRW2,295,850
                                     ==========      ============        ==========     ============

15.  SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses for the three-month and nine-month periods ended September 30, 2003 and 2002 are as follows (won in millions):

                                                        2003                               2002
                                           ----------------------------       -----------------------------
                                           Three-month       Nine-month       Three-month        Nine-month
                                           -----------       ----------       -----------        ----------
Labor                                       KRW87,970        KRW244,175        KRW107,275        KRW253,428
Employee benefits                              11,530            36,364             8,587            27,042
Taxes and dues                                  2,841             4,652             2,736             4,365
Rent                                            2,838            11,120             4,148            13,398
Depreciation and amortization                  10,109            30,197            11,650            34,222
Maintenance                                     3,910             9,369             3,557             8,664
Commission and consultation fees               16,430            55,729            21,799            54,077
Ordinary development expenses                   4,005            10,294             4,062             8,386
Collection expense                             82,645           203,146            69,124           179,706
Promotion                                       4,816            13,452             4,734            13,325
Bad debts                                       4,243             9,964             3,271            12,039
Communication                                   6,598            18,751             6,305            17,866
Insurance                                       1,662             6,124             1,022             5,396
Rewards                                           169               465             3,494             4,009
Others                                         11,939            35,591            12,328            33,652
                                           ----------        ----------        ----------        ----------
                                           KRW251,705        KRW689,393        KRW264,092        KRW669,575
                                           ==========        ==========        ==========        ==========


16.  INCOME TAX EXPENSE:

(1) Income tax expense and effective tax rate for the three-month and nine-month periods ended September 30, 2003 and 2002 are as follows (won in millions):

                                                  2003                                 2002
                                      -----------------------------       -------------------------------
                                      Three-month        Nine-month       Three-month         Nine-month
                                      -----------        ----------       -----------        ------------
Income tax currently payable           KRW359,510        KRW668,677        KRW298,326        KRW  812,722
Changes in deferred income taxes          133,262           295,414            87,744             278,448
                                       ----------        ----------        ----------        ------------
Income tax expense                     KRW492,772        KRW964,091        KRW386,070        KRW1,091,170
                                       ==========        ==========        ==========        ============
Effective tax rate                           32.8%             28.3%             29.6%               29.6%

(2) Deferred income tax liabilities as of September 30, 2003 and December 31, 2002 are as follows (won in millions).

                                        September 30,        December 31,
                                             2003                2002
                                        -------------       -------------
Accumulated temporary differences       KRW(5,507,273)      KRW(4,559,354)
Tax rate (%)                                     29.7                29.7
                                        -------------       -------------
Deferred income tax liabilities         KRW(1,635,660)      KRW(1,354,128)
                                        =============       =============

Accumulated temporary differences and deferred income tax liabilities as of December 31, 2002 were adjusted by KRW46,742 million and KRW13,882 million, respectively, based on the 2002 income tax return.

17.  RELATED PARTY TRANSACTIONS:

(1) Transactions with related parties for the three-month and nine-month periods ended September 30, 2003 and 2002 are as follows (won in millions):

                                                                                  2003                             2002
                                                                     ------------------------------   -----------------------------
            Related party                           Transaction      Three-month       Nine-month      Three-month      Nine-month
---------------------------------------------  --------------------  ------------     -------------   ------------     ------------
Sales and other income:
  Korea Hydro & Nuclear Power Co., Ltd.        Sales of electricity  KRW   30,957     KRW    81,802   KRW   47,841     KRW   91,984
                                                and others
  Korea South-East Power Co., Ltd.                     "                   11,795            28,943         11,063           30,558
  Korea Midland Power Co., Ltd.                        "                    6,660            20,091          5,082           15,341
  Korea Western Power Co., Ltd.                        "                    8,481            25,749            797           20,131
  Korea Southern Power Co., Ltd.                       "                    5,784            14,372          4,278           13,457
  Korea East-West Power Co., Ltd.                      "                   10,388            29,678          6,518           29,415
  Others                                               "                   23,456            62,939         29,213           54,246
                                                                     ------------     -------------   ------------     ------------
                                                                     KRW   97,521     KRW   263,574   KRW  104,792     KRW  255,132
                                                                     ============     =============   ============     ============
Purchases and others:
  Korea Hydro & Nuclear Power Co., Ltd.        Purchase of           KRW1,308,735     KRW 3,725,897   KRW1,180,118     KRW3,459,593
                                                electricity and
                                                others
  Korea South-East Power Co., Ltd.                     "                  331,404         1,066,912        322,531        1,050,386
  Korea Midland Power Co., Ltd.                        "                  373,132         1,341,935        426,127        1,084,478
  Korea Western Power Co., Ltd.                        "                  494,295         1,547,002        496,722        1,433,788
  Korea Southern Power Co., Ltd.                       "                  515,520         1,515,542        434,216        1,351,965
  Korea East-West Power Co., Ltd.                      "                  392,413         1,402,650        417,236        1,359,764
  Korea Power Engineering Co., Inc.            Designing of the            46,983           125,900         11,775           29,359
                                                power plant
                                                and others
  Korea Plant Service & Engineering Co., Ltd.  Utility plant                9,838            30,433          8,515           28,764
                                                maintenance
  Korea Electric Power Data Network Co., Ltd.  Maintenance of              42,026           140,120         35,968           84,791
                                                computer system
                                               Commissions for
                                                service and
  Others                                        others                     31,119           117,606         32,438          106,036
                                                                      ------------    -------------   ------------     ------------
                                                                      KRW3,545,465    KRW11,013,997   KRW3,365,646     KRW9,988,924
                                                                      ============    =============   ============     ============

(2) Receivables arising from related parties transactions as of September 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                                                          December 31,
                                                          September 30, 2003                  2002
                                                 -------------------------------------    ------------
                                                              Other account
                                                    Trade      receivables
            Related party                        receivables    and other      Total        Total
-------------------------------------            -----------  -------------  ---------   ------------
Korea Hydro & Nuclear Power Co., Ltd.              KRW    -     KRW  270     KRW   270     KRW 8,020
Korea South-East Power Co., Ltd.                        891          332         1,223         3,639
Korea Midland Power Co., Ltd.                         1,261          556         1,817           382
Korea Western Power Co., Ltd.                         2,699          165         2,864         3,145
Korea Southern Power Co., Ltd.                        1,219          280         1,499         1,647
Korea East-West Power Co., Ltd.                       3,043          232         3,275         4,518
Others                                                    -        3,158         3,158        10,603
                                                   --------     --------     ---------     ---------
                                                   KRW9,113     KRW4,993     KRW14,106     KRW31,954
                                                   ========     ========     =========     =========

(3) Payables arising from related parties transactions as of September 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                             September 30, 2003
                                                  -------------------------------------------        December 31,
                                                                 Other account                          2002
                                                    Trade          payables                         ------------
              Related party                        payables        and other         Total             Total
-------------------------------------------       ----------     -------------     ----------       ------------
Korea Hydro & Nuclear Power Co., Ltd.             KRW341,593       KRW     -       KRW341,593       KRW  368,509
Korea South-East Power Co., Ltd.                      92,415             111           92,526            124,031
Korea Midland Power Co., Ltd.                         98,471             179           98,650            168,410
Korea Western Power Co., Ltd.                        123,376              58          123,434            176,816
Korea Southern Power Co., Ltd.                       142,118              57          142,175            130,181
Korea East-West Power Co., Ltd.                      118,657             282          118,939            142,017
Korea Power Engineering Co., Inc.                          -           7,720            7,720              7,108
Korea Plant Service & Engineering Co., Ltd.                -           5,779            5,779              6,845
Korea Electric Power Data Network Co., Ltd.                -          24,561           24,561             25,502
Others                                                     2          11,086           11,088             22,593
                                                  ----------       ---------       ----------       ------------
                                                  KRW916,632       KRW49,833       KRW966,465       KRW1,172,012
                                                  ==========       =========       ==========       ============


18.  ADDITIONAL PAYMENT OF INCOME TAX:

National Tax Service Seoul office has performed regular tax audit on the Company's tax filings for 1998 and 1999 fiscal year from June 16, 2003 through October 13, 2003. As a result, the Company is advised to pay 158,900 million won as additional income tax. The Company accounts for this amount in other expenses.


19.  CONTINGENT LIABILITIES:


(1) The Company is engaged in 208 lawsuits as a defendant and 42 lawsuits as a plaintiff. The total amount claimed from the Company is KRW83,061 million and the total amount claimed by the Company is KRW107,394 million as of September 30, 2003. The outcome of these lawsuits cannot presently be determined. However, management believes that the ultimate disposition of those litigations will not have a materially adverse effect on the operations or financial position of the Company.

(2) The Company's liabilities of KRW17,646,157 million, including borrowings of KRW13,825,884 million, were transferred to the power generation subsidiaries at the time of spin-off. The Company has the collective responsibility together with the subsidiaries to repay those debts, which were transferred and outstanding, under the Commercial Code of the Republic of Korea. The balance of borrowings subject to those collective responsibilities as of September 30, 2003 is KRW4,843,700 million (including the Company's borrowings of KRW1,151,655 million).

(3) The Company has provided debt repayment guarantees for its related parties in connection with the related parties' borrowings as of September 30, 2003 as follows:

      Loan type                    Guaranteed company            Financial institutions          Amount
---------------------      ----------------------------------    ----------------------     --------------
Foreign currency loan      KEPCO International Hong Kong Ltd.    Nippon Life Insurance      US$ 82,006,000
                                          "                      Norinchukin Bank               35,000,000
                                          "                      Korea Development Bank         11,590,000
                           KEPCO Philippines Co.                 Korea Development Bank         54,522,000
                                                                                            --------------
                                                                                            US$183,118,000
                                                                                            ==============

(4) KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$ 412,196,437 as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with the guarantees for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees for the repayment of those borrowings.

(5) Korea Development Bank has provided the repayment guarantees of US$228,044,114 for the Company's commercial borrowings. In addition, Korea Development Bank has also provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off but not redeemed as of September 30, 2003, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan. Guarantee amounts by currency are as follows.

                          USD               JPY            EUR           GBP
                     -------------     --------------   ----------    ----------
Guaranteed amounts   2,258,120,252     44,432,400,000   26,634,989    32,785,780


(6) Five banks including the National Agricultural Cooperative Federation has provided the Company a credit (overdraft) line amounting to KRW245,000 million as of September 30, 2003.

(7) The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level.

(8) The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from those companies amounted to KRW849,595 million for the nine-month period ended September 30, 2003.


20.  STATEMENT OF CASH FLOWS:

Cash flows from operating activities were presented using the indirect method. Transactions not involving cash flows for the three-month and nine-month periods ended September 30, 2003 are as follows (won in millions):

                                                                                2003
                                                                    -----------------------------
                                                                    Three-month       Nine-month
                                                                    -----------      ------------
Reclassification of long term loans to short-term loans             KRW  3,042       KRW    6,995
Reclassification of construction in-progress to utility plant          593,835          1,730,432
Reclassification of debentures to current portion                      938,988          2,415,420
Reclassification of long-term borrowings to current portion            193,136            634,228

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            KOREA ELECTRIC POWER CORPORATION

                                            By:  /s/ Myung-Whan Kim
                                            --------------------------------
                                            Name: Myung-Whan Kim
                                            Title: General Manager

Date: November 19, 2003